Flybondi Holdings plc

Flybondi Limited

Av. Costanera Rafael Obligado 1221

Complejo Costa Salguero

C1425 CABA

Argentina

June 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flybondi Holdings plc/Flybondi Limited – Registration Statement on Form F-4 (File No. 333-284446; Co-Registrant File No. 333-284446-01)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) by Flybondi Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”) and Flybondi Limited, a limited company incorporated under the laws of England and Wales (the “Co-Registrant”), and declared effective on February 14, 2025 and March 7, 2025 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company and the Co-Registrant hereby respectfully apply for the immediate withdrawal of the Registration Statement.

The Company and the Co-Registrant request withdrawal of the Registration Statement because the Business Combination Agreement described in the Registration Statement has been terminated, and the related transactions that are the subject of the Registration Statement will not be consummated. No securities of the Company have been sold in connection with the Registration Statement.

If you have any questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Thomas Martin, Esq. of Greenberg Traurig, P.A. at thomas.martin@gtlaw.com.

Sincerely,

FLYBONDI HOLDINGS PLC

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

FLYBONDI LIMITED

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director